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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                 SCHEDULE 14D-1
                                (Final Amendment)
                   Tender Offer Statement Pursuant to Section
                 14(d)(1) of the Securities Exchange Act of 1934

                                       and

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                             BERG ELECTRONICS CORP.
                            (Name of Subject Company)

                              BERG ACQUISITION CO.
                                    (Bidder)

                     FRAMATOME CONNECTORS INTERNATIONAL S.A.
                                   (Co-Bidder)

                     Common Stock, $0.01 Par Value per Share
                 Class A Common Stock, $0.01 Par Value per Share
    (including associated rights to purchase Series A Junior Preferred Stock)
                         (Title of Class of Securities)

                             -----------------------

                                   08372 L 10
                                    08372 CLA
                                 (Cusip number)

                                  Alan H. Peltz
                              Berg Acquisition Co.
                    c/o Framatome Connectors USA Holding Inc.
                                 55 Walls Drive
                                    Suite 304
                                 P.O. Box 320599
                            Fairfield, CT 06432-0599
                             Telephone: 203-319-3940
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                     and Communications on Behalf of Bidder)

                                   Copies to:
                              John J. McCarthy, Jr.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000

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                               SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page 2 of 8 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Berg Acquisition Co.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     BK, AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DE                                  7   SOLE VOTING POWER

                                             40,856,352

                                         8   SHARED VOTING POWER

                                             0
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             40,856,352

                                        10   SHARED DISPOSITIVE POWER

                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,856,352

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.2%

 14  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                   Page 2 of 8

                                  SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page 3 of 8 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome Connectors International S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     BK, AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France                  7   SOLE VOTING POWER

                                             40,856,352

                                         8   SHARED VOTING POWER

                                             0
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             40,856,352

                                        10   SHARED DISPOSITIVE POWER

                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,856,352

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.2%

 14  TYPE OF REPORTING PERSON*

     OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                   Page 3 of 8

                                  SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page 4 of 8 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome S.A.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     BK, AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of France                 7   SOLE VOTING POWER

                                             40,856,352

                                         8   SHARED VOTING POWER

                                             0
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             40,856,352

                                        10   SHARED DISPOSITIVE POWER

                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,856,352

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.2%

 14  TYPE OF REPORTING PERSON*

     OO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

                                   Page 4 of 8

                                  SCHEDULE 13D

CUSIP No. 08372 L 10                                   Page 5 of 8 Pages

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Framatome Connectors USA Holding Inc.

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS*

     BK, AF

  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     NY                                  7   SOLE VOTING POWER

                                             40,856,352

                                         8   SHARED VOTING POWER

                                             0
          NUMBER OF SHARES
     BENEFICIALLY OWNED BY EACH          9   SOLE DISPOSITIVE POWER
        REPORTING PERSON WITH
                                             40,856,352

                                        10   SHARED DISPOSITIVE POWER

                                             0

 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,856,352

 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN        [ ]
     SHARES*

 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     99.2%

 14  TYPE OF REPORTING PERSON*

     HC, CC
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7

     Berg Acquisition Co., Framatome Connectors International S.A., Framatome S.A. and Framatome Connectors USA Holding Inc. hereby amend their Report on
Schedule 13D, originally filed on September 8, 1998 (the "Schedule 13D") with respect to the response set forth in Item 3 of Schedule 13D. Terms not otherwise defined herein have the meanings assigned to them in Schedule 13D.

   Item 3.  Source and Amount of Funds or Other Consideration.

     The text of Item 3 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

     The total amount of funds required by Purchaser to purchase Shares pursuant to the Offer and to pay related fees and expenses was approximately $1.5 billion. This amount was funded in part by a capital contribution in the amount of 3,000M French francs (the "Capital Contribution") to Parent by Framatome. The balance of the funds required by Purchaser, up to a maximum of 6,000M French francs, was provided by Bayerische Landesbank Girozentrale Paris Branch ("BLB") and Credit Commercial de France ("CCF" and, together with BLB, the "Lenders") pursuant to a Bridge Loan Agreement dated as of September 30, 1998 among Parent as Borrower, Framatome as Guarantor, BLB and CCF as Co-Arrangers and as Banks, and CCF as Agent (the "Bridge Loan Agreement").

     The Bridge Loan Agreement provides that the Lenders will make a loan to Parent (the "Bridge Loan") in the maximum principal amount of 6,000M French francs. All sums owed by Parent under the Bridge Loan must be repaid to the Lenders by December 31, 1998. Any amounts borrowed under the Bridge Loan will be secured by a guaranty from Framatome. Interest on the principal amount borrowed under the Bridge Loan will accrue at a floating annual rate (based on a 360-day year) equal to the Paris InterBank Offered Rate or the average of the rates quoted by the Reference Banks (as defined in the Bridge Loan Agreement) for French franc deposits on the Paris interbank market, in each case plus 0.15%.

     The Lenders have committed (the "Commitment") to finance the repayment of any amounts outstanding under the Bridge Loan through the purchase of a bond (the "Bond") to be issued by Parent and guaranteed by Framatome. Pursuant to the Commitment, the Bond will have a term of four years at a floating rate of interest equal to the Paris InterBank Offered Rate plus .225%.

   Item 5.  Interest in Securities of the Issuer.

     The text of paragraphs (a) and (b) of Item 5 in the Schedule 13D is hereby deleted in its entirety and the following is inserted in lieu thereof:

     (a) For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the Reporting Persons beneficially owns 39,058,494 shares of Common Stock and 1,908,554 shares of Class A Stock (which shares of Class A Stock are convertible as of the date of this filing into approximately 1,797,858 shares of Common Stock), representing approximately 99.2% of the shares of Common Stock outstanding as of August 24, 1998 (assuming the conversion of all outstanding shares of Class A Stock into Common Stock).

     Except as set forth in this Item 5(a), none of the Reporting Persons, nor any other person controlling a Reporting Person, nor, to the best of the knowledge of the Reporting Persons, any persons named in Schedule A hereto owns beneficially any shares of Common Stock or Class A Stock.

      (b) The Reporting Persons have sole power to vote and to dispose of 39,058,494 shares of Common Stock and 1,908,554 shares of Class A Stock.

     This Final Amendment amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") originally filed with the Securities and Exchange Commission on September 2, 1998 and previously amended on October 1, 1998, October 6, 1998 and October 9, 1998 by Berg Acquisition Co., a Delaware corporation ("Purchaser"), and Framatome Connectors International S.A., a corporation organized under the laws of the Republic of France ("Parent"), relating to the offer by Purchaser (the "Offer") to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Common Shares"), of Berg Electronics Corp. (the "Company") at $35.00 per Common Share, net to the seller in cash, and all of the issued and outstanding shares of Class A Common Stock, par value $0.01 per share (the "Class A Shares" and, together with the Common Shares, the "Shares"), of the Company at $32.965 per Class A Share, net to the seller in cash, including in each case the associated rights to purchase Series A Junior Preferred Stock issued pursuant to the Rights Agreement dated as of December 22, 1997 and amended August 27, 1998, between the Company and Harris Trust and Savings Bank, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits
(a)(1) and (a)(2), respectively, to the Schedule 14D-1.

     All capitalized terms used in this Final Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

     The items of the Schedule 14D-1 set forth below are hereby amended and supplemented as follows:

   Item 6.  Interest in Securities of the Subject Company.

               The Offer expired on October 9, 1998. As of October 15, 1998, a total of 39,058,494 Common Shares and 1,908,554 Class A Shares, including shares for which certificates were delivered to the Depositary pursuant to the Offer's guaranteed delivery procedure, had been validly tendered and not withdrawn. Such shares represent approximately 99.1% of the 39,398,204 outstanding Common Shares and 100% of the 1,908,554 outstanding Class A Shares. The Purchaser has accepted for purchase all of such shares.

   Item 11.  Material to Be Filed as Exhibits.

          Item 11 of the Schedule 14D-1 is hereby amended and supplemented to add a new Exhibit as follows:

               (a)(11) Text of Press Release issued by Purchaser and Parent dated October 10, 1998.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 1998

                                   BERG ACQUISITION CO.



                                   By:  /s/ Phillipe Anglaret
                                      ------------------------
                                      Name:  Phillipe Anglaret
                                      Title: Chairman of the
                                             Board and President




                                   FRAMATOME CONNECTORS INTERNATIONAL S.A.



                                   By:  /s/ Phillippe Anglaret
                                     ------------------------------------
                                     Name:  Philippe Anglaret
                                     Title: Chairman and President




                                   FRAMATOME S.A.



                                   By: /s/ Dominique Vignon
                                     ------------------------------------
                                   Name:  Dominique Vignon
                                   Title: Chairman and Chief Executive
                                            Officer




                                   FRAMATOME CONNECTORS USA HOLDING INC.



                                   By:  /s/ Philippe Anglaret
                                     ------------------------------------
                                     Name:  Philippe Anglaret
                                     Title: President and Chief
                                                Executive Officer